UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

CNA SURETY CORPORATION
(Name of Subject Company)
CNA SURETY CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
12612L1008
(CUSIP Number of Class of Securities)
Rosemary Quinn
CNA Surety Corporation
333 S. Wabash Avenue, 41st Floor
Chicago, Illinois 60604
(312) 822-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark D. Gerstein Timothy P. FitzSimons Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Gary I. Horowitz Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017-3954 (212) 455-7113

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            This Amendment No. 4 (this “Amendment No. 4”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 originally filed by CNA Surety Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 11, 2011, relating to the tender offer commenced by Surety Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of CNA Financial Corporation (“CNA Financial”), pursuant to which Purchaser has offered to purchase all the outstanding Common Stock, par value $0.01 per share (the “Shares”) of the Company not owned by CNA Financial and its subsidiaries (other than the Company and its subsidiaries) at a cash purchase price of $26.55 per share without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2011 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and in a Schedule 13E-3 Transaction Statement, both of which were filed with the SEC on May 11, 2011.
            Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 4.
Item 4 The Solicitation or Recommendation.
1. The subsection titled “Reasons for the Special Committee’s Recommendation — Supportive Factors” is amended and supplemented by adding “, which the Company has adopted” immediately prior to the semicolon in the third bullet point under the heading “Offer Price”.
2. The subsection titled “Reasons for the Special Committee’s Recommendation — Supportive Factors” is amended and supplemented by adding the following as new third to last bullet point under the heading “Offer Price”:
•	“the fact that the Offer Price represents a multiple of 1.15x the Company’s book value, excluding accumulated other comprehensive income, which compares favorably to the price to book value multiple of publicly traded comparable companies;”
3. The subsection titled “Reasons for the Special Committee’s Recommendation — Supportive Factors” is amended and supplemented by adding the following paragraphs at the end of such subsection:
“The Special Committee did not consider the potential liquidation value of the Company because the Company is a viable going concern where value is derived from cash flows generated from its continuing operations and that the Special Committee expected that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its value as a going concern. Therefore, the Special Committee believes that the liquidation value of the Company is irrelevant to a determination as to whether the Offer and the Merger are fair to unaffiliated stockholders.

The Special Committee did not consider the purchase prices paid in previous purchases of the Company’s Shares by Parent or the Affiliated Stockholders or firm offers from an unaffiliated person over the past two years regarding a merger, consolidation, assets sale or sale of a minority interest in the Company because the Special Committee was not aware of any such purchases or proposals.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CNA SURETY CORPORATION
By:	/s/ Rosemary Quinn
	Name:	Rosemary Quinn
	Title:	Senior Vice President, General Counsel and Secretary

Dated: June 3, 2011